Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

BCE announces renewal of Normal Course Issuer Bid for Preferred Shares

MONTRÉAL, November 2, 2023 – BCE Inc. (BCE) today announced that the Toronto Stock

Exchange (the “TSX”) has accepted a notice filed by BCE of its intention to renew its normal course issuer bid (“NCIB”) to purchase up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX (the “Preferred Shares”). The period of the NCIB will extend from November 9, 2023 to November 8, 2024, or an earlier date should BCE complete its purchases under the NCIB. BCE will pay the prevailing market price at the time of acquisition for any Preferred Shares purchased plus brokerage fees payable by BCE (except with respect to purchases made under an issuer bid exemption order, which will be at a discount to the prevailing market price), and all Preferred Shares acquired by BCE under the NCIB will be cancelled.

The actual number of Preferred Shares repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out in the TSX

Company Manual.

The NCIB will be conducted through a combination of discretionary transactions and purchases under an automatic securities purchase plan through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of Preferred Shares. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price.

Under the NCIB, BCE is authorized to repurchase shares of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
R	BCE.PR.R	7,894,800	7,894,800	5,406	789,480	1,351
S	BCE.PR.S	2,064,967	2,064,967	1,499	206,496	1,000
T	BCE.PR.T	5,354,833	5,354,833	4,556	535,483	1,139
Y	BCE.PR.Y	6,667,052	6,667,052	4,878	666,705	1,219
Z	BCE.PR.Z	2,785,698	2,785,698	1,827	278,569	1,000
AA	BCE.PR.A	11,604,661	11,604,661	9,332	1,160,466	2,333
AB	BCE.PR.B	7,055,639	7,055,639	5,602	705,563	1,400
AC	BCE.PR.C	6,505,774	6,505,774	5,029	650,577	1,257
AD	BCE.PR.D	12,671,126	12,671,126	11,791	1,267,112	2,947
AE	BCE.PR.E	6,097,913	6,097,913	5,653	609,791	1,413
AF	BCE.PR.F	9,145,387	9,145,387	5,502	914,538	1,375
AG	BCE.PR.G	8,636,930	8,636,930	4,969	863,693	1,242
AH	BCE.PR.H	4,878,370	4,878,370	2,998	487,837	1,000

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Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
AI	BCE.PR.I	9,362,540	9,362,540	4,724	936,254	1,181
AJ	BCE.PR.J	4,279,960	4,279,960	1,509	427,996	1,000
AK	BCE.PR.K	22,455,312	22,455,312	15,074	2,245,531	3,768
AL	BCE.PR.L	1,761,188	1,761,188	795	176,118	1,000
AM	BCE.PR.M	10,253,978	10,253,978	6,779	1,025,397	1,694
AN	BCE.PR.N	1,042,322	1,042,322	741	104,232	1,000
AQ	BCE.PR.Q	8,410,414	8,410,414	8,561	841,041	2,140

(1)	As of October 31, 2023.
(2)	For the 6 months ended October 31, 2023.
(3)	Represents approximately 10% of the public float in respect of each series of Preferred Shares.
(4)

Represents the maximum number of shares of each series of Preferred Shares that may be purchased over the TSX (or alternative trading systems in Canada, if eligible) during the course of one trading day. This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

As of October 31, 2023, under its current normal course issuer bid that commenced on November 9, 2022 and will expire on November 8, 2023, and for which the company received approval from the TSX, BCE purchased, through the facilities of the TSX and alternative eligible trading systems, Preferred Shares as follows:

Series	Ticker	Maximum Number of Shares Subject to Purchase	Number of Shares Purchased	Weighted Average Price Paid per Security
R	BCE.PR.R	799,890	104,100	$14.76
S	BCE.PR.S	212,826	63,300	$18.05
T	BCE.PR.T	587,013	515,300	$17.85
Y	BCE.PR.Y	807,929	353,200	$17.76
Z	BCE.PR.Z	191,850	191,850	$19.11
AA	BCE.PR.A	1,230,766	703,000	$16.83
AB	BCE.PR.B	768,873	633,100	$17.95
AC	BCE.PR.C	1,002,799	238,500	$16.61
AD	BCE.PR.D	996,320	575,800	$17.90
AE	BCE.PR.E	651,291	415,800	$18.22
AF	BCE.PR.F	948,148	336,100	$16.04
AG	BCE.PR.G	897,953	342,600	$15.15
AH	BCE.PR.H	501,757	139,200	$18.08
AI	BCE.PR.I	953,504	172,500	$15.12
AJ	BCE.PR.J	446,496	185,000	$18.22
AK	BCE.PR.K	2,319,031	735,000	$14.22
AL	BCE.PR.L	179,938	38,200	$16.25
AM	BCE.PR.M	1,043,997	186,000	$14.71
AN	BCE.PR.N	105,472	12,400	$17.16
AQ	BCE.PR.Q	920,000	789,586	$20.50

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BCE will enter into an automatic securities purchase plan (“ASPP”) with a designated broker in relation to the NCIB on or about the commencement date of the NCIB. The ASPP will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when BCE ordinarily would not be active in the market due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of these periods, the Preferred Shares will be repurchased by BCE at its discretion under the NCIB.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release constitute forward-looking statements, including, but not limited to, statements relating to potential future purchases by BCE of its Preferred Shares pursuant to the NCIB and ASPP. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. There can be no assurance that BCE will repurchase all or any of the numbers of Preferred Shares referred to in this news release under the NCIB. In particular, the purchase by BCE of its Preferred Shares pursuant to the NCIB will depend, among other, on the prevailing market price from time to time of the Preferred Shares. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the potential future purchases of Preferred Shares by BCE pursuant to the NCIB and ASPP referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2022 Annual MD&A dated March 2, 2023, BCE’s 2023 First Quarter MD&A dated May 3, 2023, BCE’s 2023 Second Quarter MD&A dated August 2, 2023, BCE’s 2023 Third Quarter MD&A dated November 1, 2023 and BCE’s news release dated November 2, 2023 announcing its financial results for the third quarter of 2023, filed by BCE with the Canadian securities regulatory authorities (available at Sedarplus.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

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Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

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